FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Loncor Resources Inc. (“Loncor”) 1 First Canadian Place Suite 7070, 100 King Street West Toronto, Ontario, M5X 1E3

2.	Date of Material Change

September 27, 2019.

3.	News Release

The news release (the "News Release") attached hereto as Schedule "A" was issued through GlobeNewswire on September 27, 2019.

4.	Summary of Material Change

Loncor has closed the transactions pursuant to which Loncor exercised its rights as a secured creditor to realize on all of the outstanding shares of Kilo Goldmines Inc. (“Kilo Inc.”), in full satisfaction of a debt owed by Kilo Goldmines Ltd. (“KGL”). As a result of Loncor completing this security realization process, Kilo Inc. (which was previously a wholly-owned subsidiary of KGL) is now a wholly-owned subsidiary of Loncor, such that Loncor now holds, through Kilo Inc., the mineral projects of Kilo Inc. (the “Kilo Projects”) in the Democratic Republic of the Congo (the “DRC”). The Kilo Projects are located in the Ngayu gold belt in northeastern DRC near Loncor’s existing Ngayu project, and therefore consolidate ground for Loncor in the Ngayu gold belt. Reference is made to Loncor’s September 12, 2019 press release for additional information in respect of the Kilo Projects.

5.	Full Description of Material Change

5.1        Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

5.2        Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Arnold T. Kondrat (Chief Executive Officer and President) - (416) 361-2510.

9.	Date of Report

October 7, 2019.

Schedule “A”

PRESS RELEASE

Loncor Closes Transactions to Consolidate Ground in Ngayu Gold Belt

Toronto, Canada – September 27, 2019 – Loncor Resources Inc. ("Loncor" or the “Company”) (TSX: "LN"; OTCQB: "LONCD") announces that it has closed the transactions provided for by the agreement (the “Kilo Agreement”) entered into by the Company with Resolute (Treasury) Pty Ltd, Kilo Goldmines Ltd. and Kilo Goldmines Inc. (“Kilo Inc.”) and announced in the Company’s September 12, 2019 press release. As a result of these transactions, Kilo Inc. is now a wholly-owned subsidiary of Loncor, such that Loncor now holds, through Kilo Inc., Kilo Inc.’s mineral projects (the “Kilo Projects”) in the Democratic Republic of the Congo (“DRC”). The Kilo Projects are located in the Ngayu gold belt in northeastern DRC near Loncor’s existing Ngayu project, and therefore consolidate ground for Loncor in the Ngayu gold belt. Reference is made to the Company’s September 12, 2019 press release for additional information in respect of the Kilo Projects. Loncor has also agreed, subject to receipt of Toronto Stock Exchange approval, to issue to Arlington Group Asset Management Limited (“Arlington”) 1,000,000 common shares of the Company (post-share consolidation) as consideration for the services rendered by Arlington in negotiating and successfully concluding the Kilo Agreement.

About Loncor Resources Inc.
Loncor is a Canadian gold exploration company focused on two projects in the DRC - the Ngayu and North Kivu projects. Both projects have historic gold production. Exploration at the Ngayu project is currently being undertaken by Loncor’s joint venture partner Barrick Gold (Congo) SARL (“Barrick”). The Ngayu project is 200 kilometres southwest of the Kibali gold mine, which is operated by Barrick and in 2018 produced approximately 800,000 ounces of gold. As per the joint venture agreement signed in January 2016, Barrick manages and funds exploration at the Ngayu project until the completion of a pre-feasibility study on any gold discovery meeting the investment criteria of Barrick. Subject to the DRC’s free carried interest requirements, Barrick would earn 65% of any discovery with Loncor holding the balance of 35%. Loncor will be required, from that point forward, to fund its pro-rata share in respect of the discovery in order to maintain its 35% interest or be diluted.

Certain parcels of land within the Ngayu project surrounding and including the Makapela and Yindi prospects have been retained by Loncor and do not form part of the joint venture with Barrick. Barrick has certain preemptive rights over these two areas. Loncor’s Makapela prospect has an Indicated Mineral Resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an Inferred Mineral Resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).

Additional information with respect to Loncor and its projects can be found on Loncor's website at www.loncor.com.

Qualified Person
William R. Wilson, a director of Loncor and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this press release.

Technical Report
Certain additional information with respect to the Company’s Ngayu project is contained in the technical report of Venmyn Rand (Pty) Ltd dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo". A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Indicated" and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 20-F annual report, File No. 001- 35124, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Information
This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements relating to mineral resource estimates, future exploration, and potential gold discoveries) are forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's properties, the possibility that future exploration or development results will not be consistent with the Company's expectations, failure to establish estimated mineral resources (the Company’s mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), changes in world gold markets or equity markets, political developments in the DRC, uncertainties relating to the availability and costs of financing needed in the future, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 1, 2019 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

For further information, please visit our website at www.loncor.com, or contact: Arnold Kondrat, President & CEO, Toronto, Ontario, Tel: + 1 (416) 361 2510.

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